UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Neon Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

64050Y 100

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 64050Y 100

1	NAME OF REPORTING PERSON. Access Industries Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,097,915 shares
	8	SHARED VOTING POWER 999,998 shares
	9	SOLE DISPOSITIVE POWER 2,097,915 shares
	10	SHARED DISPOSITIVE POWER 999,998 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,097,913 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 10.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 28,199,264 shares of Common Stock issued and outstanding, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission by the Issuer pursuant to Rule 424(b)(5) on June 28, 2018 (the “Prospectus”).

CUSIP No. 64050Y 100

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,097,913 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,097,913 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,097,913 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 10.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 28,199,264 shares of Common Stock issued and outstanding, as reported in the Prospectus.

CUSIP No. 64050Y 100

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,097,913 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,097,913 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,097,913 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 10.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 28,199,264 shares of Common Stock issued and outstanding, as reported in the Prospectus.

CUSIP No. 64050Y 100

1	NAME OF REPORTING PERSON. Clal Biotechnology Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 999,998 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 999,998 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,998 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 3.55%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes 2,097,915 shares of Common Stock that are owned directly by Access Industries Holdings, LLC.
(2)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 28,199,264 shares of Common Stock issued and outstanding, as reported in the Prospectus.

CUSIP No. 64050Y 100

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,097,913 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,097,913 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,097,913 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 10.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 28,199,264 shares of Common Stock issued and outstanding, as reported in the Prospectus.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed by Access Industries Holdings, LLC (“AIH”), Access Industries Management, LLC (“AIM”), Access Industries, LLC (“Access LLC”), Clal Biotechnology Industries Ltd. (“CBI”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report the acquisition of common stock, $0.001 par value per share (the “Common Stock”), of Neon Therapeutics, Inc. (the “Issuer”). As a result of CBI’s relationships with the other Reporting Persons, it is possible that CBI may be deemed a member of a “group”, within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), with such other Reporting Persons. CBI is making this filing as a precautionary matter and this filing shall not be deemed an admission that CBI is a member of a group or is subject to the reporting requirements of Section 13 of the Act.

Item 1 Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive office is: 40 Erie St., Suite 110, Cambridge, MA 02139.

Item 2 Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship
Access Industries Holdings LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries, LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries Management, LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware

Clal Biotechnology Industries Ltd.	3 Azrieli Center Triangle Tower, 45 Floor Tel Aviv, L3 67023	Investing in life sciences companies and ventures	Israel

Len Blavatnik	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.3 hereto.

None of the Reporting Persons, or to the knowledge of the Reporting Persons, any person listed on Annex A hereto, has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Please see Annex A for information regarding the directors and executive officers of CBI.

As a result of CBI’s relationships with the other Reporting Persons, it is possible that CBI may be deemed a member of a “group”, within the meaning of Rule 13d-5(b)(1) under Act, with such other Reporting Persons. CBI is making this filing as a precautionary matter and this filing shall not be deemed an admission that CBI is a member of a group or is subject to the reporting requirements of Section 13 of the Act.

Item 3 Source and Amount of Funds or Other Considerations

Between August 2015 and November 2016, AIH and CBI each acquired 5,000,000 shares of Series A preferred convertible stock (“Series A Preferred Stock”) of the Issuer at a price of $1.00 per share. AIH funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand. CBI funded these purchases using cash on hand. Each share of Series A Preferred Stock converted into shares of Common Stock on approximately a 5:1 basis on June 29, 2018 in connection with the consummation of the initial public offering of the Issuer. In connection with the conversion, fractional shares of Common Stock were cash settled at a value of $16.00 per share. AIH and CBI will each receive $32.00 for the cash settlement of an aggregate of 2 fractional shares of Common Stock.

Between December 2016 and December 2017, AIH acquired 3,914,590 shares of Series B preferred convertible stock (“Series B Preferred Stock”) of the Issuer at a price of $2.81 per share. AIH funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand. Each share of Series B Preferred Stock converted into shares of Common Stock on approximately a 5:1 basis on June 29, 2018 in connection with the consummation of the initial public offering of the Issuer. In connection with the conversion, fractional shares of Common Stock were cash settled at a value of $16.00 per share. AIH will receive $16.00 for the cash settlement of an aggregate of 1 fractional share of Common Stock.

On June 29, 2018, AIH acquired 315,000 shares of Common Stock in the Issuer’s initial public offering at a price of $16.00 per share. AIH funded this purchase using capital contributed from affiliated entities, which funded that capital using cash on hand.

Item 4 Purpose of Transaction

The Reporting Persons who hold Common Stock directly acquired those shares as an investment in the regular course of their businesses. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Julian Adams, Scientific Advisor to CBI, currently serves on the Issuer’s board of directors. The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional Common Stock in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s Common Stock, in each case, subject to limitations under applicable law and the Lock-Up Agreement (as defined below).

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to the Issuer.

Item 5 Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

2,095,415 shares of Common Stock are owned directly by AIH and may be deemed to be beneficially owned by Access LLC, AIM and Len Blavatnik because (i) Access LLC holds a majority of the outstanding voting interests in AIH, (ii) AIM controls Access LLC and AIH, and (iii) Len Blavatnik controls AIM and Access LLC. Each of the Reporting Persons (other than AIH), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

999,998 shares of Common Stock are owned directly by CBI. CBI is a publicly traded company traded on the Tel Aviv Stock Exchange. Each of AIH, Access LLC, AIM and Mr. Blavatnik may be deemed to share voting and investment power over the ordinary shares owned directly by CBI Industries because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) Access LLC holds a majority of the outstanding voting interests in AIH, (iii) AIM controls Access LLC and AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS controls AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”); (vii) Access AI wholly owns Clal Industries Ltd. (“CI”); and (viii) CI is the controlling shareholder of CBI. Each of the Reporting Persons (other than CBI), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

On June 28, 2018, AIH purchased 315,000 shares of Common Stock at $16.00 per share from the underwriters in the Issuer’s public offering of Common Stock pursuant to the Issuer’s prospectus filed with the Securities and Exchange Commission by the Issuer pursuant to Rule 424(b)(5) on June 28, 2018.

(d) Not applicable.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Investors’ Rights Agreement

The Issuer is party to an Amended and Restated Investors’ Rights Agreement, dated December 26, 2016 (the “Investors’ Rights Agreement”), with holders of the Issuer’s preferred stock, including the Reporting Persons, certain of the Issuer’s stockholders and certain entities affiliated with the Issuer’s directors. The Investors’ Rights Agreement grants to the Reporting Persons, and their respective permitted transferees, customary demand registration rights and piggyback registration rights, in each case subject to customary terms and conditions.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investors’ Rights Agreement, which is filed as an exhibit and incorporated herein by reference.

Lock Up Agreement

AIH and CBI each signed a lock-up letter agreement (the “Lock-Up Agreement”) under which it agreed, subject to certain exceptions, that, without the prior written waiver of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, it will not, during the period ending 180 days after June 26, 2018, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is filed as an exhibit and incorporated herein by reference.

Item 7 Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Amended and Restated Investors’ Rights Agreement, dated as of December 28, 2016, among Neon Therapeutics and certain of its stockholders (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form S-1 (file number 333-225330) filed with the Securities and Exchange Commission on May 31, 2018 by Neon Therapeutics, Inc.).

99.2	Form of Lock-up Letter Agreement, entered into by Access Industries Holdings, LLC and Clal Biotechnology Industries Ltd. (incorporated herein by reference to Exhibit A of Exhibit 1.1 to the registration statement on Form S-1 (file number 333-225330) filed with the Securities and Exchange Commission on May 31, 2018 by Neon Therapeutics, Inc.).

99.3	Joint Filing Agreement, dated as of July 9, 2018.

99.4	Limited Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2018

ACCESS INDUSTRIES HOLDINGS, LLC	/s/ Alejandro Moreno Alejandro Moreno

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno Alejandro Moreno

ACCESS INDUSTRIES, LLC	/s/ Alejandro Moreno Alejandro Moreno

CLAL BIOTECHNOLOGY INDUSTRIES LTD.	/s/ Ofer Gonen Offer Gonen /s/ Assaf Segal Assaf Segal

* Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact

Annex A

Directors and Officers of Clal Biotechnology Industries Ltd.

Name	Principal Business/ Occupation	Citizenship

Ofer Gonen	Chief Executive Officer of CBI	Israel

Ofer Goldberg	Vice President of CBI	Israel

Assaf Segal	Chief Financial Officer of CBI	Israel

Avi Fischer	Chairman of CBI; Chairman and Chief Executive Officer of Clal Industries Ltd., the controlling shareholder of CBI; Chairman of Claltech Investments (2016) LLP; Co-Chairman and general partner of Infinity Israel-China Fund Partners Ltd.; Chairman of Mashav Initiating and Development Ltd.; Chairman of Clal Sun Ltd.	Israel

Yuval Yanai	Consulting and accompanying medical firms at Yuval Yanai Consulting and Management Ltd.	Israel

Prof. Gabi Barabash	Chairman of Nara Medical Center Ltd.	Israel

Isaac Kohlberg	Senior Associate Provost Chief Technology Development Officer, Harvard University USA	Israel and United States of America

Shmuel Rubinstein	Consultant for BDO Ziv Haft’s High-Tech Division; Consultant for Sol-Gel Technologies Ltd.	Israel

Sigalia Heifetz	Business consultant	Israel

Nufar Malovani	Vice President, General Counsel, Corporate Secretary and Human Resources Manager at Clal Industries Ltd.	Israel

Tomer Babai	Senior analyst at Clal Industries Ltd.; Vice President of Claltech Investments (2016) LLP	Israel

The address for each director and officer is c/o Clal Biotechnology Industries Ltd., 3 Azrieli Center Triangle Tower, 45 Floor, Tel Aviv, L3 67023, Israel.